UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                            LNR PROPERTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501940100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Ronald Kravit, Managing Director                Robert G. Minion, Esq.
     Riley Property Holdings LLC                     Lowenstein Sandler PC
     c/o Cerberus Capital Management, L.P.           65 Livingston Avenue
     299 Park Avenue                                 Roseland, New Jersey  07068
     22nd Floor                                      (973) 597-2424
     New York, New York  10171
     (212) 421-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    501940100
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

               Riley Property Holdings LLC (I.R.S. No. 22-3902783)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:     Delaware
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:      9,480,914*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power: 9,480,914*
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  9,480,914*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     32.6%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO, CO
--------------------------------------------------------------------------------
* Riley Property Holdings LLC ("Riley") is a party to a Voting Agreement, dated as of August 29, 2004 (the "Voting Agreement"), by and among Riley, LNR Property Corporation (the "Company") and certain stockholders of the Company, which such Voting Agreement was entered into in connection with a Plan and Agreement of Merger, dated as of August 29, 2004 (the "Merger Agreement"), by and among Riley, Riley Acquistion Sub Corp., a wholly-owned subsidiary of Riley, and the Company. Pursuant to the Voting Agreement, Riley may be deemed to have shared voting power and certain other rights with respect to 409,750 shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), and 9,071,164 shares of Class B common stock of the Company, par value $0.10 per share (the "Class B Common" and, along with the Common Stock, the "Shares"), of the Company that are the subject of the Voting Agreement. As a result, Riley may be deemed to beneficially own such 9,480,914 Shares. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Riley or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of LNR Property Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Riley Property Holdings, LLC ("Riley"), a Delaware limited liability company. The address of the principal office of Riley is c/o Cerberus Capital Management, L.P., 299 Park Avenue, 22nd Floor, New York, NY 10171.

          Riley is a privately-held limited liability company formed for the purpose of effecting the transactions described in this Schedule 13D. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of Riley, each person controlling Riley, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of Riley, in each case as of the date hereof.

          During the past five years, neither Riley, nor to Riley's knowledge, any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Riley, nor to Riley's knowledge, any person or entity named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of August 29, 2004 (the "Merger Agreement"), by and among Riley, Riley Acquisition Sub Corp. ("Merger Sub") and the Company, which is incorporated by reference herein as
Exhibit 1 hereto, Riley, Merger Sub, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into a Voting Agreement, dated as of August 29, 2004 (the "Voting Agreement"), which is incorporated by reference herein as Exhibit 2 hereto. As a result of the terms of the Merger Agreement and the Voting Agreement, Riley may be deemed to be the beneficial owner of 9,480,914 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting Agreement, which is described in Item 6 of this Schedule 13D, was an inducement and a condition precedent to the willingness of Riley to enter into the Merger Agreement, whereby Merger Sub was merged with and into the Company, with the Company as the surviving entity, and was entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, among other things, (i) the Merger Sub will merge with and into the Company, (ii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of Riley, (iv) each Share will be converted into the right to receive $63.10 in cash, (v) the directors and officers of the Surviving Corporation shall be those directors and officers set forth in the schedules delivered by Riley to the Company, (vi) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall remain in effect until it is subsequently amended, and (vii) the by-laws of the Merger Sub shall be amended to read in their entirety in the form attached as Exhibit A to the Merger Agreement.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the information set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended May 31, 2004 filed by the Company, there were 29,095,600 shares of Common Stock issued and outstanding as of August 29, 2004. As a result of the provisions set forth in the Voting Agreement with respect to the 9,480,9140 Shares which are the subject of the Voting Agreement, Riley may be deemed to have certain shared power to vote and direct the disposition of such 9,480,914 Shares. Thus, as of August 29, 2004, for the purposes of Reg. Section 240.13d-3, Riley may be deemed to beneficially own 9,480,914 Shares, or 32.6% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Riley or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Except as described in this Schedule 13D, to the knowledge of Riley, no other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Other than described in this Schedule 13D, neither Riley, nor to the knowledge of Riley any person or entity named on Schedule A annexed hereto, has effected any transactions of the type required to be reported in Item 5 of
Schedule 13D, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to August 29, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreement, among other things, Riley, the Company and the Stockholders agreed to the terms pursuant to which the Stockholders shall, at any meeting of the holders of the Shares in which the holders are asked to vote upon a proposal to adopt the Merger Agreement, appear at the meeting or otherwise cause the Shares to be counted as present for purposes of establishing a quorum and shall vote all of the Shares (i) in favor of and to adopt the Merger Agreement and approve the merger and/or other transactions contemplated by the Merger Agreement, and (ii) against the following: (A) any Acquisition Proposal (as defined in the Merger Agreement),
(B) any change in a majority of the members of the Board of Directors of the Company, (C) any action or agreement that would result in a breach of any covenant, representation or warranty or any obligation or agreement of the Company under the Merger Agreement or the Voting Agreement, or (D) any action which is intended or could reasonably be expected, to impede, interfere with, materially delay, materially postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Voting Agreement, the Stockholders have agreed that each Stockholder will not, with certain exceptions, sell, transfer, assign or otherwise dispose of, or enter into any arrangement with respect to or consent to sell, transfer, assign or otherwise dispose of, any or all of the Shares or any interest therein, grant any proxy or power of attorney, deposit any Shares into a voting trust, or enter into a voting agreement or arrangement with respect to the Shares. The Stockholders have agreed, pursuant to the Voting Agreement, that no Stockholder will, until the termination of the Merger Agreement, request that Company register the transfer, via book-entry or otherwise of any certificate or uncertificated interest representing any of the Shares unless in compliance with the Voting Agreement.

          Pursuant to the Merger Agreement and the Voting Agreement, among other things, the Company and Stockholders agreed to certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals and various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as
Exhibit 2 hereto.

          Cerberus Capital Management, L.P. ("Cerberus") and Cerberus Capital Management II, L.P. ("Cerberus II") entered into a letter agreement, dated August 29, 2004, a copy of which is attached hereto as Exhibit 3, pursuant to which Cerberus agreed to commit, on behalf of one or more of its affiliated funds or managed accounts, to contribute capital to Riley in the amount of $550 million (the "Capital Contribution") in exchange for strips of membership interests in Riley (as described in the Merger Agreement). The proceeds of such Capital Contribution will be used to fund, in part, the Merger Consideration (as defined in the Merger Agreement). Cerberus II agreed to be liable to the Company for the failure by Riley and/or Merger Sub to perform their obligations under the Merger Agreement required to be performed by them prior to the Effective Time (as defined in the Merger Agreement), not to exceed in the aggregate $125 million for any reason.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Plan and Agreement of Merger, dated as of August 29, 2004, by and among Riley Property Holdings LLC, Riley Acquisition Sub Corp., and LNR Property Corporation, incorporated by reference to Exhibit 99.1 to the Form 8-K filed by LNR Property Corporation on September 1, 2004.

          2. Voting Agreement, dated as of August 29, 2004, by and among Riley Property Holdings LLC, LNR Property Corporation and certain stockholders of LNR Property Corporation identified therein, incorporated by reference to Exhibit
99.2 to the Form 8-K filed by LNR Property Corporation on September 1, 2004.

          3. Letter Agreement of Cerberus Capital Management, L.P. and Cerberus Capital Management II, L.P. dated August 29, 2004.



                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              September 8, 2004


                                              RILEY PROPERTY HOLDINGS LLC


                                           By: /s/ Ronald Kravit
                                              ----------------------------------
                                              Name:   Ronald Kravit
                                              Title:  Managing Director


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).

                                                                      SCHEDULE A


     The sole member of Riley Property Holdings LLC, a Delaware limited liability company ("Riley"), is CB Riley Investor LLC, a Delaware limited liability company ("CB Riley"). Cerberus Partners, L.P. ("Cerberus Partners"), a Delaware limited partnership, as nominee for various private investment funds and/or accounts managed by Cerberus Capital Management, L.P. ("Cerberus") and/or affiliates of Cerberus (the "Funds"), is the sole member of CB Riley. Stephen Feinberg, a citizen of the United States, serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, and (ii) the investment manager for the Funds. As a result, Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of Riley which may be deemed to be beneficially owned by Cerberus Partners and the Funds.

     The business address of each of the above named entities and person is c/o Cerberus Capital Management L.P., 299 Park Avenue, 22nd Floor, New York, New York 10171.

     Cerberus Partners and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

     Mr. Ronald Kravit serves as the managing director of Riley and CB Riley. Mr. Kravit is a citizen of the United States with a business address at c/o Cerberus Capital Management, L.P., 299 Park Avenue, 22nd Floor, New York, New
York 10171. Mr. Kravit serves under the ultimate direction and control of Stephen Feinberg.

                                                                       EXHIBIT 3

                        CERBERUS CAPITAL MANAGEMENT, L.P.
                                 299 Park Avenue
                            New York, New York 10171


                      CERBERUS CAPITAL MANAGEMENT II, L.P.
                                 299 Park Avenue
                            New York, New York 10171





                                                      August 29, 2004





Riley Property Holdings LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Gentlemen:

          Reference is made to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 29, 2004, by and among LNR Property Corporation (the "Company"), Riley Property Holdings LLC ("Parent") and Riley Acquisition Sub Corp. ("Acquisition Sub") providing for the acquisition of all of the outstanding stock of the Company (the "Acquisition"). Reference is also made to (i) that certain commitment letter (the "GS Commitment Letter"), dated the date hereof, from Goldman Sachs Mortgage Company committing to provide debt financing (the "GS Loan") of up to $2.9 billion to finance the Acquisition and
(ii) that certain commitment letter (the "DB Commitment Letter"), dated the date hereof, from Deutsche Bank AG to provide debt financing (the "DB Loan") of up to $3.07 billion to finance the Acquisition.

          1. This letter will confirm the commitment of Cerberus Capital Management, L.P., on behalf of one or more of its affiliated funds or managed accounts ("Cerberus"), to contribute capital to Parent in the amount of $550 million (the "Capital Contribution") in exchange for strips of membership interests in Parent, 95% of which shall be designated as preferred units and 5% of which shall be designated as common units. The proceeds to Parent from the Capital Contribution will be used to fund, in part, the Merger Consideration (as defined in the Merger Agreement).

          2. Cerberus' commitment to make the Capital Contribution is subject to the funding, at Cerberus' discretion, of either the GS Loan in an amount not less than $2.9 billion (other than the failure to fund as a result of Cerberus'


9679723.7
failure to agree to reasonable documentation containing the terms described in the GS Commitment Letter or to fulfill its obligations under that documentation) or the DB Loan in an amount not less than $3.05 billion (other than the failure to fund as a result of Cerberus' failure to agree to reasonable documentation containing the terms described in the DB Commitment Letter or to fulfill its obligations under that documentation) and the satisfaction, or waiver by Parent, of all of the conditions to its or Acquisition Sub's obligations contained in the Merger Agreement.

          3. Cerberus Capital Management II, L.P. ("Cerberus II") agrees to be liable to the Company for the failure by Parent and/or Acquisition Sub to perform their obligations under the Merger Agreement required to be performed by them prior to the Effective Time.

          4. The Company is an intended third party beneficiary of paragraph 3 of this letter agreement, and will have the right to enforce paragraph 3 of this letter agreement, subject to the limitations set forth in paragraph 5 below.

          5. Notwithstanding any other term or condition of this letter agreement, (i) under no circumstances shall the maximum liability of Cerberus and Cerberus II to the Company hereunder or for any breach of Parent's or Acquisition Sub's obligations under the Merger Agreement exceed in the aggregate $125 million for any reason and (ii) under no circumstances shall Cerberus or Cerberus II be liable for punitive, indirect or consequential damages. There is no express or implied intention to benefit any other third party and nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than Parent and the Company.

          6. Neither Cerberus nor Cerberus II will amend, modify or terminate this letter in any respect that would adversely affect the probability that the Acquisition will close or will delay the closing without the prior consent of the Company.

          7. This letter agreement will be effective upon Parent's acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Merger or (ii) the termination of the Merger Agreement pursuant to its terms. Any claim against Cerberus and/or Cerberus II arising under this letter agreement shall be barred if not brought in a court of competent jurisdiction on or before the day that is 60 days following the termination of the Merger Agreement.

          8. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof that would apply the laws of any other jurisdiction). Each party to this letter agreement hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the


9679723.7
service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.



                                Sincerely,

                                CERBERUS CAPITAL MANAGEMENT, L.P.


                                By:---------------------------------------------
                                Name:  Mark A. Neporent
                                Title:   Chief Operating Officer

                                CERBERUS CAPITAL MANAGEMENT II, L.P.

                                By:  Craig Court GP, LLC, its general partner

                                     By:  Craig Court, Inc., its managing member

                                         By:------------------------------------
                                         Name:  Mark A. Neporent
                                         Title:  V.P./Chief Operating Officer


ACCEPTED:

RILEY PROPERTY HOLDINGS LLC



By:--------------------------------
   Name: Ronald Kravit
   Title: Managing Director